SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of June, 2006

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CORPORATE TAXPAYERS ENROLLMENT nº 00.022.034/0001 -87

NIRE 35300140443

PUBLICLY-HELD CORPORATION

SUMMARY MINUTES OF BOARD OF DIRECTORS MEETING OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. HELD ON JUNE 12TH, 2006.

VENUE AND TIME:	Avenida Eusébio Matoso, No. 891, ground floor, in the City of São Paulo, State of São Paulo, at 9.30 am.

CHAIRMAN:	Pedro Sampaio Malan

QUORUM:	Members of the Board of Directors representing more than half of the elected members.

DELIBERATIONS UNANIMOUSLY APPROVED:

1. Approved the call notice for the Extraordinary Shareholders Meeting, to be held on next June 29th, 2006, at 04:00 p.m., in order to decide upon the following proposals, approved by this Board on the present date:

1.1 In view of the approval by the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”) on a meeting held today of the proposal of issuance of shares as a result of the capitalization of the amounts registered on Unibanco`s statutory reserve, in the total amount of R$ 3,000,000,000.00 (three billion Reais), this Board propose, based on Articles 18 and 19 of the Normative Instruction N. 247 (“IN CVM 247”), of the Stock Exchange Commission of Brazil, that, in case such capitalization is approved, the portion related to Reserves for Unrealized Profits of the company would be registered in the retained profits account.

1.2. It was also approved, for the same reason and justification, the proposal for the reversion to the account of retained profits of portion of the reserves for unrealized profits in the amount of R$947,845,722.32 (nine hundred and forty seven million, eight hundred and forty five thousand, seven hundred and twenty two Reais and thirty two cents), which corresponds to profits reverted in the past due to adjusts or capitalization by its controlled company Unibanco, among others reasons.

1.3. In sequence of the meeting, it is proposed an increase of R$2,691,925,722.32 (two billion, six hundred and ninety one million, nine hundred and twenty five thousand, seven hundred and twenty two Reais and thirty two cents) on the corporate capital, thereby increasing Unibanco Holdings’ overall corporate capital from R$1,863,449,958.72 (one billion, eight hundred sixty there million, four hundred and forty nine thousand, nine hundred fifty eighth Reais and seventy two cents) to R$4,555,375,681.04 (four billion, five hundred and fifty five million, three hundred and seventy five thousand, six hundred and eighty one Reais and four cents), through the capitalization of the same amount of the retained profit account. Such increase of corporate capital would be effective by means of the issuance of shares in the proportion of one hundred per cent (100%) (“Bonificação de Ações”), which means that each share held entitles its holder to receive one (1) free extra share of the same type. According to the provisions of 1st paragraph of Article 25 of the Normative Instruction N. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unitary cost that will be ascribed to the shares issued would be disclosed on the date of the Shareholders Meeting.

1.4. In view of the fact that a similar proposal is to be analyzed by the Extraordinary Shareholders Meeting of Unibanco to be held on June 29th, 2006, it is proposed that, in case this proposal is approved the shareholders who hold Units (share deposit certificate, each one representing one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings) shall receive, for each Unit held, one (1) additional Unit, in account of “Bonificação de Ações”.

1.5. Besides, it is approved the proposal that the Global Depositary Shares (“GDSs”), traded in the North American stock market, each of which currently represents five (5) Units, shall represent ten (10) Units, which means that it will not occur the issuance of extra GDSs, just the alteration of the ratio of Units that each GDS represents.

1.6. Given that any decision to approve the stock dividend (“Bonificação de Ações”) by Unibanco must be approved by the Central Bank of Brazil and by the Brazilian Security Exchange Commission, the record date for the purpose of determining the right to receive the new shares will be released after both of these approvals have been obtained. Therefore, until the record date, the existing shares of Unibanco and of Unibanco Holdings will be traded with the right to receive the new shares issued; only after such date the shares shall be negotiated ex-rights to receive the shares issued.

1.7. Considering the above proposals, which will increase the currently number of shares, it is proposed also the increase of the number of shares of the authorized capital in the same number of the shares to be issued by means of this issuance of shares, as will be established by the Extraordinary Shareholders Meeting considering the current number of shares on that date.

1.8. In case such proposals are approved, it is proposed that the caput and the first paragraph of Article Fifth of the By-laws would be worded as follows; provided, however, that the number of shares that shall be mentioned in this wording will depend on the amount of shares in the market on the date of the Shareholders’ Meeting:

“Article 5: - The capital stock is R$4,555,375,681.04 (four billion, five hundred and fifty five million, three hundred and seventy five thousand, six hundred and eighty one Reais and four cents) divided into [--] ([--]) registered shares, with no par value, of which [--] ([--]) are common shares, and [--] ([--]) are preferred shares.

First Paragraph: - HOLDINGS may issue, without amendments to these By-laws, up to [- -] ([--]) additional shares, considering that up to [--] ([--]) shall be common shares, and up to [--] ([--]) shall be preferred shares. The issuance of new shares may be conducted without maintaining the existing proportion between the types and classes of shares.”

1.9. The modification of the wording of Chapter VI of the By-laws as follows:

(i) to adequate the destination of results to the current systematic of Law 6.404/76 (“LSA”);

(ii) to make clear, in the wording of the By-laws, that the mandatory divided is one hundred per cent (100%) of the portion of the remaining net profit after the deduction of the legal reserve and the contingency reserve, that was effected in cash, being such amount a portion of the net profit that corresponds to mandatory dividend that were distributed and paid by Unibanco to the Company;

(iii) to create a statutory reserve to be named Equalization of Equity Reserve “Reserva de Equalização de Participações”, that shall be composed by the remaining balance after distribution of the mandatory dividend, and that shall have the purpose to assure the equalization of Holding’ profits with the incomes coming from the investments on its controlled company Unibanco and which resources shall be designated for (i) distribution of complementary dividends whenever Unibanco pays dividends on the account of its reserves and retained profits accounts or (ii) increase of Company’s corporate capital whenever Unibanco capitalizes profits or reserves. The amount of such reserve shall be up to the limit of the corporate capital;

(iv) to establish the proceedings that shall be observed in the event of capitalization of reserves by Unibanco, specially regarding the reversion of the amounts of the Equalization of Equity Reserve; and

(v) to include a transitory provisions providing the treatment that shall be give to the amounts that were registered to the unrealized profit reserve on December 31st, 2005.

1.10. In case such proposals are approved, it is proposed that the Chapter VI of the Bylaws would be worded as follows:

CHAPTER VI

The Fiscal Year, Financial Statements and Use of Profit

Article 33: The fiscal year shall end on December 31st of each year and the respective Financial Statements shall be submitted to the Annual Shareholders' Meeting.

Article 34: On the last day of each calendar half-year the period's Financial Statements shall be prepared, due consideration being given to legal provisions.

First Paragraph: From the results of the fiscal year, five percent (5%) shall mandatory be allocated to a legal reserve, which shall not exceed twenty percent (20%) of the registered capital, due consideration being given to the provisions of First Paragraph of Article 193 of Law 6,404, of Dec. 15, 1976.

Second Paragraph: Besides, in the terms of Article 195 of Law 6,404, of Dec. 15, 1976, portion of the profits may be allocated to the constitution of the Contingency Reserve, provided such allocation is rationale.

Article 35: The remaining profit after the constitution of the reserves established on Article 34 will be assigned as follows:

a)
dividend distribution, in each fiscal year, of one hundred per cent (100%) of the portion of the remaining net profit that has been effected in cash, being such amount portion of the net profit that corresponds to mandatory dividend that were distributed and paid by Unibanco to the Company; and

b)
the remaining balance of the net profit, after distribution of the mandatory dividends mentioned on item “a”, shall be transferred to a statutory reserve named Equalization of Equity Reserve “Reserva de Equalização de Participações”, up to the limit of the corporate capital, which will have the purpose to assure the equalization of HOLDINGS’ profits with the incomes coming from the investments on its controlled company UNIBANCO and which funds shall be designated for (i) distribution of complementary dividends whenever UNIBANCO pays dividends to its reserves and retained profits accounts or (ii) increase of Company’s corporate capital as regulated by paragraph first below, whenever Unibanco capitalizes profits or reserves.

First Paragraph: In the event of profits or reserves capitalization by UNIBANCO, HOLDINGS shall revert equal portion of the Equalization of Equity Reserve and shall immediately capitalize this amount. In any event of profit or reserves capitalization by UNIBANCO, by means of issuance of shares, HOLDINGS shall also issue to its shareholders new shares due to the capitalization of the reverted portion of such reserve.

Second Paragraph: In compliance with paragraph first above, whenever there is any call notice for Extraordinary Shareholders Meeting of UNIBANCO to decide upon the capitalization of profits and reserves, the Board of Director of HOLDINGS shall call notice Extraordinary Shareholders Meeting, to be held (if possible) on the same day, in order to decide upon capitalization of reverted portion of the Equalization of Equity Reserve, by means or not of issuance of new shares, depending on there have being or not issuance of shares by UNIBANCO.

Article 36: In order to calculate the amount of dividends distributed, in the terms of items “a” and “b” of Article 35, any interest distributed to the shareholders, up to the limit of the LONG TERM INTEREST RATE (TAXA DE JUROS DE LONGO PRAZO - TJLP) shall be taken into account, as provided for in Seventh Paragraph of Article 9 of law 9,249 of Dec. 26, 1995.

Transitory Provisions

Article 36-A: Regarding the amounts registered on Reserves for Unrealized Profits on December 31st, 2005, HOLDINGS shall revert to retained profits account portion corresponding to profits or reserves already capitalized by UNIBANCO and at the first opportunity shall proceed the capitalization of the reverted amounts, by means of issuance of shares or not, as occurred or not issuance of shares by UNIBANCO.

Sole Paragraph – HOLDINGS shall proceed in the form established on Article 35 (if applicable), whenever Unibanco (i) distributes dividends on the account of its reserves and retained profits accounts or (ii) capitalizes profits or reserves that are reflected on the amounts registered on Reserves for Unrealized Profits on December 31st, 2005.”

1.11. It is proposed the consolidation of the By-laws, which, in case it is approved, would have the wording of the Exhibit I to this minute.

2. In the event such proposals are approved by the Extraordinary Shareholders Meeting to be called, this Board approves at this moment the maintenance of the amounts per share paid on a quarterly basis, in account of interest on capital stock, in the terms established on the Board of Directors Meeting held on April, 18th, 2006.

With no additional proposals to deliberate, the President decided to finish the meeting and to draw up the present document, which was signed by all present members.

São Paulo, June 12th, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 14, 2006

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer